May 16, 2014

Mr. H. Roger Schwall

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Magnum Hunter Resources Corporation
Registration Statement on Form S-1 (the “Registration Statement”)
Filed March 31, 2014
File No. 333-194932
Amendment No. 2 to Annual Report on Form 10-K
Filed March 31, 2014
Annual Report on Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 23, 2014
File No. 1-32997

Dear Mr. Schwall:

Set forth below are the responses of Magnum Hunter Resources Corporation (the “Company”) to your letter dated April 28, 2014 containing the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in regard to the above referenced Registration Statement and the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, as amended (the “Form 10-K”).  We have included the text of the Staff’s comments preceding each of the Company’s responses.  In response to some of the comments, we have indicated that we propose to amend the Form 10-K as set forth in exhibits to this letter.  In those exhibits, we have provided marked versions of our disclosure to show the proposed changes, with additions being shown as underlined text and deletions shown as strike-through text.

777 POST OAK BLVD. • SUITE 650 • HOUSTON, TX 77056 • OFFICE (832) 369-6986 • FAX (832) 369-6992

www.MagnumHunterResources.com • A NYSE AMEX COMPANY: “MHR”

Registration Statement on Form S-1

General

1.                                      Please also be advised that we will not be able to accelerate the effectiveness of your registration statement until you have cleared all comments, including comments on your periodic reports, below.

Response: We acknowledge the Staff’s comment and will not request acceleration of the effectiveness of the Registration Statement until all of the comments in the Staff’s letter have been cleared. The proposed amendments to the Form 10-K described in this letter in response to the Staff’s comments will be included in an amendment to the Form 10-K that we will file with the Commission prior to requesting acceleration of effectiveness of the Registration Statement.

Amendment No. 2 to Form 10-K for the Fiscal Year Ended December 31, 2013

Executive Compensation Discussion and Analysis, page 12

2.                                      Please revise to disclose how the compensation committee determined for each named executive officer the amount of cash bonus and the number of options granted in 2013. See Item 402(b)(1)(v) of Regulation S-K.

Response: In response to the Staff’s comment, we propose to amend our discussion in Part III, Item 11 — Executive Compensation — Our Compensation Philosophy in the Form 10-K as set forth on Exhibit A.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2013

Business, page 5

Marcellus Shale Properties, page 12

3.                                      On page 13, you present a table that includes three columns of initial production figures, e.g. “IP-30 Day Rate (Mcfe/d)”. Please amend your document here, page 17 and elsewhere, as appropriate, to disclose, as a minimum, separate figures for initial production of “wet” natural gas and oil/condensate. This comment applies to all disclosure situations where the differences in product prices could be significant with regard to the value of equivalent hydrocarbon volume presented.

Response:  We acknowledge the Staff’s comment but do not believe an amendment is appropriate in response to the comment.  Providing the information requested is impracticable, as the Company does not track initial production rates by product type, and based on the manner in which hydrocarbons are produced we are limited to identifying IP-30 Day Rates in either the pre-processed form of liquids or natural gas.  Further, we do not believe providing initial production rates by product type would provide meaningful disclosure for investors. We disclose initial production rate information to provide an indication of the relative success and production potential of a well but not to provide information as to actual expected production from a well or the potential value of that production. Actual production rates from a well and the mix of product types produced from a well will change over time. Additionally, although our total production rates and mix may be material to investors, we do not believe that production data with respect to individual wells is material. We believe that our disclosures of our proved developed and undeveloped reserves and historical production by product type provide investors with sufficient information.

Reserves, page 24

4.                                      In part, Item 1203 of Regulation S-K requires you to:

(b) Disclose material changes in proved undeveloped reserves that occurred during the year, including proved undeveloped reserves converted into proved developed reserves.

(c) Discuss investments and progress made during the year to convert proved undeveloped reserves to proved developed reserves, including, but not limited to, capital expenditures.

(d) Explain the reasons why material amounts of proved undeveloped reserves in individual fields or countries remain undeveloped for five years or more after disclosure as proved undeveloped reserves.

Your explanation on page 25 of the changes in the 2013 proved undeveloped reserves omits figures for: changes to your PUD reserves due to revisions, extensions/discoveries, acquisition/divestiture and conversion by drilling to developed status; investments in drilling/converting your PUD reserves; PUD reserves, if any, that have been booked over five years or are scheduled for drilling over five years after booking. Please amend your document to comply with Regulation S-K.

Response: In response to the Staff’s comment, we propose to amend our discussion in Part I, Item 1 — Business — Reserves in the Form 10-K as set forth on Exhibit B.

5.                                      In addition to the prior comment, for each of the last three years, please tell us the figures for your PUD reserve changes including those you converted to developed status and the associated capital investment.

Response:  Please see the Proved Undeveloped Reserves (MBoe) summary attached as Exhibit C.

6.                                      Please provide us with the petroleum engineering reports you used as the basis for your December 31, 2013 proved reserves disclosures on page 25 and in Exhibit 99.1. You may furnish these materials on digital media such as flash drive or compact disk.

The report should include:

(a) One-line recaps in spread sheet format for each property sorted by field within each proved reserve category including the dates of first booking and estimated first production for your proved undeveloped properties;

(b) Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;

(c) Individual income forecasts for all the wells/locations in the proved developed and, proved undeveloped categories;

(d) Engineering exhibits (e.g. maps, rate/time plots, volumetric calculations, analogy well performance) for each of the three largest wells/locations in the proved developed and proved undeveloped categories (6 entities in all) as well as the AFE/capital cost inventory for each of the three PUD properties. Please ensure that the decline parameters, EURs and cumulative production figures are presented on the rate/time plots or other convenient location.

If you would like to have these supplemental materials returned to you, please comply with the provisions of Rule 418(b) of Regulation C, which provides for the return supplemental information as long as certain express conditions are met.

If you wish to request confidential treatment of those materials while they are in our possession, please follow the procedures set forth in Rule 83 of the Freedom of Information Act.

Please direct these engineering items to:

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-4628

Attn: Ronald M. Winfrey

Response: In response to the Staff’s comment, we have supplementally provided to the Staff under separate cover the requested information on a USB flash drive.

Reserve Estimation, page 26

7.                                      Here you state, “The technical persons responsible for preparing our proved reserves estimates meet the requirements with regard to qualifications, independence, objectivity and confidentiality set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers.” Item 1202(a)(7) of Regulation S-K requires the disclosure of technical qualifications of the individual primarily responsible for the report. Please amend your document and your third party reserve report to comply with Regulation S-K.

Response: In response to the Staff’s comment, we propose to amend our discussion in Part I, Item 1 — Business — Reserves — Reserve Estimation in the Form 10-K as set forth on Exhibit D.  In addition, the Professional Qualifications of Primary Technical Person attached as Exhibit E will be included in the Independent Engineer Reserve Report for the year ended December 31, 2013 prepared by Cawley Gillespie & Associates, Inc. to be filed as an exhibit to the amended Form 10-K.

Acreage and Productive Wells Summary, page 27

8.                                      We note the significant (21%) net undeveloped acreage expiring over the next three years. Please tell us the figures for PUD reserves, if any, you have booked to locations on acreage that will expire before your currently scheduled drilling date. If material, address the procedures you will employ to forestall expiries.

Response:  The Company has no PUD reserves booked to locations on acreage that will expire before the currently scheduled drilling date.

Notes to Consolidated Financial Statements, page F-12

Oil and Gas Reserve Information, page F-57

9.                                      We note the proved reserves disclosed here do not include natural gas liquids even though your third party report presents figures for oil, natural gas and NGL reserves and your disclosure on pages 29 and 68 includes separate figures for NGL sales volumes and prices. Please explain to us the reasons for this difference. Reconcile the absence of NGL reserves with your (apparent) historical sales figures for “dry gas” and NGLs.

Response: In response to the Staff’s comment, we propose to amend Note 15 — Other Information — Oil and Gas Reserve Information — Total Proved Reserves in the Form 10-K as set forth on Exhibit F.

10.                               We note significant changes in your proved reserves due to acquisitions and divestments as well as the capital expended (page F-56) for acquisitions. FASB ASC Paragraph 932-235-50-5 requires “appropriate explanation of significant changes” for line items in the reconciliation of your disclosed proved reserves. Please amend your document to explain the details/circumstances (the number and terms of transactions, changes in reserve figures, etc.) of acquisitions in 2011, 2012 and divestment in 2013.

Response: In response to the Staff’s comment, we propose to amend Note 15 — Other Information — Oil and Gas Reserve Information — Total Proved Reserves in the Form 10-K as set forth on Exhibit F.

Exhibit 99.1

11.                               We note the line item on page 1 of the third party report: “Other Deductions” of $474 million. Please explain to us the components of this item and reconcile these components with the “Results of Operations” on page 67.

Response: “Other Deductions” is variable lease operating expenses such as compression-gathering expenses, transportation costs and water disposal costs that we expect to incur in the future in the production of our reserves.  Such costs are included in lease operating expenses in our historical financial information and results of operations on page 67.

The information we are providing supplementally in response to comment 6 is being provided subject to a request pursuant to Commission Rules 418 and 12b-4 that the information be returned to us and subject to a confidential treatment request under the Freedom of Information Act and Commission Rule 83.

If you have any questions regarding the foregoing, the Registration Statement or the Form 10-K, please contact me at 469-293-4918 or Charles H. Still, Jr. of Bracewell & Giuliani LLP at 713-221-3309.

Sincerely,

/s/ Joseph C. Daches
Joseph C. Daches
Senior Vice President and Chief Financial Officer

Cc:	Charles H. Still, Jr., Bracewell & Giuliani LLP